Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 -1000 FACSIMILE: (212) 403 -2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN
STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST
DAVID E. KAHAN

DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ MAURA R. GROSSMAN RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF

* ADMITTED IN THE DISTRICT OF COLUMBIA

COUNSEL

DAVID M. ADLERSTEIN	PAULA N. GORDON
AMANDA K. ALLEXON**	NANCY B. GREENBAUM
LOUIS J. BARASH	MARK A. KOENIG
DIANNA CHEN	J. AUSTIN LYONS
ANDREW J.H. CHEUNG	SABASTIAN V. NILES
PAMELA EHRENKRANZ	AMANDA N. PERSAUD
KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

** ADMITTED IN THE STATE OF ILLINOIS

October 4, 2013

VIA EDGAR AND HAND DELIVERY

Mr. Duc Dang
Special Counsel
United States Securities and Exchange Commission

Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:                             Gaming and Leisure Properties, Inc.

Amendment No. 3 to

Registration Statement on Form S-11

Filed September 23, 2013

File No. 333-188608

Dear Mr. Dang:

On behalf of our client Gaming and Leisure Properties, Inc. (the “Company” or “GLPI”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated October 3, 2013, with respect to Amendment No. 3 to the Company’s registration statement on Form S-11 (Registration No. 333-188608) filed with the Commission on September 23, 2013 (the “Registration Statement”).

This letter and Amendment No. 4 (“Amendment No. 4”) to the Registration Statement are being filed electronically via the EDGAR system today.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 3 marked to indicate changes from the version filed on September 23, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed by the response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 4.  All references to page numbers in this response are to the pages in the marked version of Amendment No. 4.

Note 6 — Significant changes in Financial Position, page 87

1.              We have read your response to our prior comment 6 and the related changes to your dividend policy on page 55. We note that approximately 28% of your revenue as of October 31, 2014 is derived from the operations of two casinos. Please explain to us how you determined it would be appropriate to present cash flows available for distribution and an expected dividend given the unpredictable nature of these cash flows. In addition, given that cash available for distribution is based on forecasted net income, explain to us why the calculation on page 56 would not also need to be presented as a forecast in accordance with Item 10(b) of Regulation S-K.

Response:  The disclosure on pages 56 and 88 of Amendment No. 4 has been revised in response to the Staff’s comment.

* * *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1362 or Daniel A. Neff at (212) 403-1218.

We thank the Staff in advance for its assistance.

Very truly yours,

/s/ Scott W. Golenbock

Scott W. Golenbock

Enclosures

cc:              William J. Clifford, Chief Financial Officer (Gaming and Leisure Properties, Inc.)